MEDIANET GROUP TECHNOLOGIES, INC.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486
(561) 417-1500

December 29, 2011

VIA EDGAR

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	MediaNet Group Technologies, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed March 30, 2011
Current Report on Form 8-K
Filed March 2, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2010
Filed March 30, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-49801

Dear Mr. Mew:

We are responding to the staff’s December 16, 2011 comment letter (the “Letter”). For the staff’s reference, we have included each comment in the Letter followed by our response.

Comment:

Form 10-K for the Fiscal Year Ended September 30, 2010

Liquidity and Capital Resources, page 34

1. We note your response to prior comment 10 of our letter dated September 27, 2011. Please confirm your proposed revised disclosure will be included in future filings.

Response:

We confirm that our revised disclosure will be included in future filings.

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

Comment:

Item 13. Certain Relationships and Related Transactions and Director Independence, page 57

2. We note your response to comment 17 in our letter dated September 27, 2011 and have the following additional comments:

•
Please provide the names of the parties to each of these agreements or tell us why you believe this is unnecessary. Please see Item 404(a)(1), Instruction 1 to 404(a) and Item 404(d) of Regulation S-K.

•	Please revise to disclose the status of the development obligations and when you expect Crown to transfer title to the company.

•	Please revise to clarify what you mean by “awarding the lots.”

Response:

The related parties to each agreement are Michael Hansen, DubLi Properties, LLC and MediaNet Group Technologies, Inc.  The unrelated party is Crown Acquisitions Worldwide, Ltd.  The transactions between the parties are:

1.	Michael Hansen personally enters into a contract to purchases 34 lots from Crown Acquisitions Worldwide, Ltd sometime prior to December 2, 2009
2.
On December 2, 2009, Michael Hansen personally enters into an agreement with Crown Acquisitions Worldwide, Ltd to exchange the aforementioned contract for 34 lots on site 99A Parcel 4 known as Dolphin Estate Phase II, Cayman Brac for a new contract for 15 lots on Site 45A Parcel 129 known as Royal Birkdale, Grand Cayman.

3.	Effective December 2, 2009, Michael Hansen contributes the land contract to DubLi Properties, LLC in exchange for 100% of its membership.
4.	On May 24 2010 Michael Hansen contributes 100% of DubLi Properties, LLC to MediaNet Group Technologies, Inc. as part of the amended merger agreement.

We have revised the disclosure to read as follows for the year ended September 30, 2011:

DubLi Properties, LLC was contributed to the Company by Mr. Hansen on May 24, 2010 in satisfaction of Mr. Hansen’s oral pledge to contribute the Cayman Property Rights to the Company, pursuant to an agreement between Mr. Hansen and MediaNet Group Technologies, Inc. to amend the merger agreement.

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

The Cayman Property Rights, which have a net book value of $3,204,500 as of September 30, 2011, were originally acquired in December 2009 by Michael Hansen who contributed the contract to DubLi Properties, LLC before he contributed DubLi Properties, LLC to MediaNet. Michael Hansen acquired the land contract from Crown Acquisitions Worldwide, Ltd. (“Crown”), an unrelated third party, in exchange for 34 parcels of real property owned by him personally that were valued at $2,132,375, plus $43,381 of cash and an agreement by DubLi Properties LLC to make an additional $824,244 of payments for a total contract price of $3,000,000.

MediaNet lent $778,430 to DubLi Properties prior to its ownership by MediaNet and thus the value of the contribution on May 24, 2010 was reduced by that loan amount.  Following the contribution, MediaNet made the remaining payments and satisfied the land contract except for an obligation to fill the land.  The estimated cost to fill the land is $562,500 and such fill must be completed before May 10, 2012 whereupon the Company will have completed all obligations under the contract and will receive title to the land.  Based upon a valuation report by an independent appraiser, we have provided for a $358,653 valuation allowance. The contract transactions are summarized as follows:

Land acquisition by Dubli Properties prior to contribution to MediaNet

Land swap	$2,132,375
Cash paid by DubLi Properties	86,763
Less debt to MediaNet	(778,430)
Value of contribution to MediaNet on May 24, 2010	1,440,708
Cash paid by MediaNet	1,078,430
Balance September 30, 2010	2,519,138
Cash paid by MediaNet	480,862
Total contract cost	3,000,000
Accrue estimated obligation to fill land	562,500
Less: valuation allowance from appraisal	(358,653)
Balance September 30, 2011	$3,203,847

The contract between DubLi Properties LLC and Crown is an agreement for deed, and title is transferable after remittance of the final payment by the Company and the completion of the fill obligation.

The primary purpose of the Cayman Property Rights, which consists of a purchase deed with respect to 15 lots in the Cayman Islands, is to reward the highest performing DubLi’s Business Associates upon completion of certain performance objectives which the Company has not yet defined.  The Company plans to create the bonus award program after it receives title to the land and defines the bonus objectives sometime during 2012.  Such bonus awards when earned by associates will be expensed as commissions when earned by the Business Associate.

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

Comment:

Basis of Presentation, page F-8

3. We note your response to prior comments 22, 31 and 36 of our letter dated September 27, 2011. It is not clear how you determined DubLi.com, LLC and its subsidiaries were under common control based on the information provided in your response. In this regard we note from disclosure on page 53 that while Mr. Hansen is disclosed as having beneficial ownership of 86.99% of your common stock outstanding, those shares are held directly by Zen Holding. Further, during the period in which Zen Holding holds these shares, Mr. Hansen is expected to have the right to vote and dispose of these shares. With respect to the ownership of DubLi.com, LLC Mr. Hansen’s ownership is less than 50% and DubLi.com, LLC’s subsidiaries are not wholly-owned. Please provide a comprehensive analysis demonstrating to us how you determined each of the entities and MediaNet Group Technologies are under common control. Please tell us if any of the following exists:

•	an individual or enterprise holds more than 50% of the voting ownership interest of each entity.
•	immediate family members hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).
•
a group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

Please provide us and include as exhibits any written evidence of an agreement to vote a majority of the entities’ shares in concert, including Mr. Hansen’s right to vote the shares held by Zen Holding. In addition, please provide us summarized financial data of the entities you have consolidated at each balance sheet date based on common control.

Response:

Michael Hansen and Michel Saouma executed a voting agreement on March 3, 2009 that gave Michael Hansen 100% voting control over Zen Holdings, Ltd.  A copy of the agreement is attached as exhibit A to this letter.

Michael Hansen exercised 96% of the voting power of Dubli.com, LLC as evidenced by the Company’s operating agreement from May 2006 and attached as exhibit B to this letter. The following summarizes his ownership and voting control.

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

Ownership of DubLi.com. LLC	Voting Membership	Nonvoting Units	Membership interests all classes	Percent of voting	Percent of capital
Management
Michael Hansen	24,433,333		24,433,333	96.0%	24.4%
Preben Westergaard	568,667		568,667	2.0%	0.6%
Christian Ellentoft	568,667		568,667	2.0%	0.6%
Kent Lee Holmstoel		5,000,000	5,000,000		5.0%
Andreas Kusche		222,222	222,222		0.2%
Subtotal	25,570,666	5,222,222	30,792,888	100.0%	30.8%
Other members
Joseph Saouma		22,672,752	22,672,752		22.7%
Tom Kjaer		15,000,000	15,000,000		15.0%
Employees		35,302	35,302		0.0%
Approximately 800 unit holders less than 5% each		31,499,058	31,499,058		31.5%
Total	25,570,666	74,429,334	100,000,000	100.0%	100.0%

Below is the summarized financial data for each of the entities that we have consolidated at each balance sheet date based on common control.

	September 30, 2010				September 30, 2009
	DubLi.com, LLC	DubLi.com GmbH	DubLi Network, LLC	Total Entities Under Common Control	DubLi.com, LLC	DubLi.com GmbH	DubLi Network, LLC	Total Entities Under Common Control
Current Assets	-	-	-	-	-	-	657,450	657,450
Other Assets	-	-	-	-	-	-	1,538,053	1,538,053
Total Assets	-	-	-	-	-	-	2,195,503	2,195,503

Liabilities	-	-	-	-	-	-	52,745	52,745
Equity	-	-	-	-	-	-	2,142,758	2,142,758
Total Liabilities and Equity	-	-	-	-	-	-	2,195,503	2,195,503

Revenues	-	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-	-
Income (loss) from operations	-	-	-	-	-	-	-	-
(Loss) from discontinued operations	-	-	-	-	-	(1,867,855)	208,682	(1,659,173)
Net Income (loss)	-	-	-	-	-	(1,867,855)	208,682	(1,659,173)

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

Comment:

Revenue Recognition, page F-12

4. We note your response to prior comment 23 of our letter dated September 27, 2011. We note from your proposed accounting policy how you intend to account for breakage related to unused credits that remain in the Business Associates’ accounts however we did not note a breakage policy for unused credits sold directly by you to customers or for credits that have been resold by Business Associates to customers. Please clarify whether you intend to recognize breakage related to these situations or not. If so, please explain to us your accounting policy.

Response:

We do not recognize breakage on DubLi Credits sold to end user customers by the Company or by the Business Associates due to the high utilization rates realized for these sales.

Comment:

5. Please explain why you are unable to determine expiration of the credits. Based on our understanding DubLi Credits are stored in individual User Accounts and Business Associate accounts. We assume sales and usage posted to the accounts are dated and users would utilize credits on a first-in, first out basis. Further, please tell us if the DubLi Credits sold to consumers by Business Associates expire 12 months from the date of sale by the Business Associate or 12 months from the issuance of the DubLi Credit by you to the Business Associates.

Response:

DubLi Credits are not serialized and therefore not traceable on an individual basis.  We can see the balances in Business Associate accounts and track their last purchase on a FIFO basis and determine those remaining credits that were purchased more than 12 months ago.  However, once the credits leave the Business Associates account and are used, sold or otherwise transferred to user accounts of others, the Credits are no longer traceable with any specificity.

Our terms and conditions are written such that DubLi Credits sold to consumers by Business Associates expire 12 months from the date of issuance of the DubLi Credit by us to the Business Associates.

Comment:

6. We note the total credits sold for the year ended September 30, 2008 reflected within Test 3 of your response changed from your response dated November 16, 2011 to prior comment 26. Please explain what caused the discrepancy in the amounts for 2008 setting forth your historical analysis of actual usage.

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

Response:

In 2008, the Company paid 1.7 million DubLi Credits to Business Associates as bonus commissions, a practice that was discontinued in 2009.  Test 3 described in our response was a test of breakage of all credits so it included those bonus credits in the 14 million total.  Our response to prior comment 26 was an analysis of credits used a percentage of the 12 million credits actually sold excluding the bonus credits given.

Comment:

7. You indicate for wholesale sales, you propose to defer the remaining unearned revenue of $0.20 until the credit is used or expires because your remaining obligation is to allow the use of the credit at auction and to reduce the bid item’s price by $0.20. We are not persuaded that the criteria of FASB ASC 605-10 are met at the time of your wholesale issuance of DubLi Credits to the Business Associates such that revenue is recognized for the “delivered portion.” At the time of issuance of the credits to the Business Associates the company is still obligated to perform by providing a website or other forum for auctions and products for auction enabling consumers to use the credits. It appears all proceeds from the sales of the DubLi Credits should be deferred until used by the consumer in the bidding process.

Response:

We agree with the staff’s position that all proceeds from the sales of the DubLi Credits should be deferred until used by the consumer in the bidding process or, in the case of DubLi Network, until expired user accounts are closed. We will revise our proposed method of revenue recognition accordingly.

In order to improve upon this system going forward, the Company is building a new electronic platform which will include an improved DubLi Credit that has a unique identifier and an internal expiration date that will automatically remove the expired DubLi Credit from the system and record its breakage in accordance with the Company’s terms and conditions. Expiration terms will be amended to give the Dubli Credit a one year life in the hands of the Business Associate with a one-year renewal for credits re-sold by BAs to end users.

Comment:

8.   We note your historical analysis of actual usage in each of the three years ended September 30, 2008 however, we are still unclear how your history of approximately three years provides sufficient quantitative historical evidence that the estimate is based on a large population of homogenous transactions and the obligation for future performance is remote. In this regard, we note your disclosure on page two of your Form 10-K states DubLi commenced operations under its current business model in October 2008. Further, within Management’s Discussion and Analysis of Financial Condition and Results of Operations you state the year ended September 30, 2010 was your first full operational year following your merger in October 2009. The staff’s acceptance of recording breakage revenue prior to expiration is conditioned upon a sufficient history of redemption. We are not convinced you have such a history. Please either revise your accounting policy to recognize breakage upon expiration or provide further clarification why your breakage policy and estimates are appropriate.

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

Response:

In our original estimate of breakage, we believed that there was sufficient quantitative historical evidence to show that our estimate was based on a large population of homogenous transactions and that the obligation for future performance was remote based upon three years of usage history and additional historical information that we obtained from the pre-merger DubLi database that shows 364,000 registered users who went inactive during the years 2007 through 2010.

We understand the staff’s position that your acceptance of recording breakage revenue prior to expiration is conditioned upon a sufficient history of redemption and that you are not convinced that we have such a history.  Accordingly, we will revise our accounting policy to record as breakage only those unused DubLi Credits remaining in user accounts 30 days after the account was closed for non-renewal.

We believe that this method provides assurance that redemption is not only remote but impossible for the following reason: when a user account is closed for non-renewal, all unused Dubli credits in the account are rendered inaccessible both physically, because the account is locked, and contractually because we enforce our contract terms and conditions such that in the event of cancellation, termination or nonrenewal, the user waives all rights, including but not limited to property rights.

In order to improve upon this system going forward, the Company is building a new electronic platform which will include an improved DubLi Credit that has a unique identifier and an internal expiration date that will automatically remove the expired DubLi Credit from the system and record its breakage in accordance with the Company’s terms and conditions. Expiration terms will be amended to give the Dubli Credit a one year life in the hands of the Business Associate with a one-year renewal for credits re-sold by BAs to end users.

Comment:

9.   We refer you to the Item 4.02 Form 8-K you filed on December 6, 2011 with regards to the matter in prior comment 23 of our letter dated September 27, 2011. Your disclosure indicated you were unable to determine the amount of the changes. Please update us as to the status of the impact, please provide us with an understanding of the magnitude of the error to your financial statements and explain how you intend to account for the misstatement that was the result of an error.

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

Response:

We have determined the financial statement impact resulting from the change in timing of our revenue recognition as the result of correcting the error and we have determined that a restatement of the 2010 and 2009 financial statements is required.  A summary of the changes is presented below:

Summary	September 30, 2010			September 30, 2009
Assets	As filed	Corrections	As Amended	As filed	Corrections	As Amended
Prepaid customer acquisition costs	956,017	8,812,177	9,768,194	2,577,168	2,259,717	4,836,885
Other Assets	8,004,153	-	8,004,154	3,983,220	-	3,983,220
Total Assets	8,960,170	8,812,177	17,772,347	6,560,388	2,259,717	8,820,105
Liabilities and Equity
Deferred revenue	2,892,397	17,543,715	20,436,112	5,560,762	4,319,482	9,880,243
Other Liabilities	3,503,492	-	3,503,492	3,886,089	-	3,886,089
Equity	2,564,281	(8,731,537)	(6,167,256)	(2,886,462)	(2,059,764)	(4,946,227)
Total	8,960,170	8,812,178	17,772,347	6,560,388	2,259,717	8,820,105

Revenues	24,473,731	(14,607,486)	9,866,245	12,355,163	(4,319,482)	8,035,682
Direct cost of revenues	11,769,501	(6,462,394)	5,307,107	8,856,973	(2,259,717)	6,597,256
Selling, general and administrative	10,464,746	(811,532)	9,653,214	4,717,119	(703,644)	4,013,475
Income (loss) from operations	2,239,484	(7,333,560)	(5,094,076)	(1,218,928)	(1,356,120)	(2,575,049)

Comment:

Note 7 – Real Estate Contract, page F-17

10.   We note your response to prior comment 29 of our letter dated September 27, 2011. We understand your response and the information presented in the table provided however we are still unable to reconcile what is disclosed in Note 7 to the line items in the table of your response or to your financial statements. For instance, please explain, using the information disclosed in Note 7, how a reader could reconcile to loans and payments in the amount $1,078,430 and to a remaining outstanding balance of $480,863 as indicated in your response. Please revise your disclosure to facilitate a readers understanding and to clearly reflect the transaction cost, the loans, the payments, what remains outstanding such that the amounts can be reconciled to your financial statements. Furthermore please explain the $480,863 your response indicates is outstanding with the $150,000 presented in the table on page 36 or revise accordingly.

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

Response:

Note 7 was originally published as follows:

“DubLi Properties, LLC was contributed to the Company by Mr. Hansen on May 24, 2010 in satisfaction of Mr. Hansen’s oral pledge to contribute the Cayman Property Rights (described below) to the Company.  The Cayman Property Rights, which had a book value of $2,519,138 as of September 30, 2010, were acquired by DubLi Properties, LLC in December 2009 in exchange for 34 parcels of real property valued at $2,132,375, $43,381 of cash and an agreement by DubLi Properties LLC to make an additional $824,244 of payments for a total contract price of $3,000,000.  During 2009, the Company made payments aggregating $778,430. In October 2010, the agreement was modified, which required a $150,000 payment at the modification date and a final payment of $170,430 is due February 2011. The agreement was further modified such that a payment of $70,430 was made in February 2011 and a final payment of $100,000 is now due on April 1, 2011.”

“The primary purpose of the Cayman Property Rights, which consists of a purchase deed with respect to 15 lots in the Cayman Islands, is to reward DubLi business associates upon completion of certain performance objectives. See also Note 13 Merger for a description of the May 24, 2010 acquisition of DubLi Properties, LLC and its land purchase agreement.”

The following table reconciles the amounts shown in the financial statements and Note 7 shown above at September 30, 2010 plus subsequent information to be disclosed at September 30, 2011.

			2010 Disclosures
Land acquisition by Dubli Properties prior to contribution to MediaNet			Notes to FS	Financial Statements
Land swap at contract closing	$2,132,375		Note 7
Cash paid at contract closing	43,381		Note 7
* Total consideration at contract closing		$2,175,756
Cash paid on contract after closing		43,382
Debt to MediaNet for payments made by the Company for DubLi		(778,430)	Note 7
Value of contribution to MediaNet on May 24, 2010		1,440,708		Supplemental cash flow information
Cash paid by MediaNet during the year ended September 30, 2009		1,078,430		Cash flows used in investing activities
Book value at September 30, 2010		2,519,138	Note 7	Balance sheet
Cash paid by MediaNet during the year ended September 30, 2011		480,862	**
Book value at September 30, 2011		3,000,000
Estimated obligation to fill land		562,500
Less: valuation allowance		(358,653)
Net Book Value at September 30, 2011		$3,203,847

Contract price	$3,000,000
* Total consideration at contract closing	2,175,756
Balance owed on contract at closing	$824,244		Note 7

Subsequent payments described in Note 7
October 2010	$150,000		Note 7
February and April, 2011	170,430		Note 7
May 2011	160,432		Disclosure omitted in error
Cash Paid in 2011	$480,862	**

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

We agree that Note 7 was not entirely clear and excludes the final payment due in May 2011. We will revise our disclosure in the 2011 Form 10-K as indicated in our response to Comment number 2 above to facilitate a readers understanding and to clearly reflect the transaction cost, the loans, the payments, what remains outstanding such that the amounts can be reconciled to our financial statements.

We will also revise the table in item 7 to reflect the correct amount of outstanding contractual obligations.

Note 10 — Income Taxes, page F-19

Comment:

11.   We note your response to prior comment 32 of our letter dated September 27, 2011, indicates foreign earnings were principally derived in Cyprus and the British Virgin Islands, both members or territories of the European Union (EU). From your disclosure in Note 17, page F-35, we note 23% of your revenues were derived from the EU. We note 42% of your revenues were derived from Australia and New Zealand who appear to have corporate tax rates similar to the U.S. To help us understand please explain the income tax impact of earnings generated in Australia and New Zealand and Worldwide.

Response:

The Company has a small number of locations from which it operates even though it has customers throughout the world. The location of the customers and corresponding source of revenue is not indicative of an income tax obligation. The obligation to file an income tax return is based on the Company having taxable presence with a particular jurisdiction. Taxable presence occurs based on the Company having an organizational connection, permanent establishment or employees in a particular country.

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

In this instance, the Company has no organizational connection, property, location or employees in Australia and New Zealand, and therefore it is not deemed to have a taxable presence in those countries even though revenues are earned there-from. As a result, the statutory tax rates of those countries will have no effect on the Company's overall effective income tax rate. Where the Company does have an organizational connection, employees or property, revenue is properly recorded in the appropriate company, the appropriate income tax returns filed and applicable taxes paid. The Company's subsidiary in the BVI retains a significant source of the Company's foreign earnings, resulting in the favorable effect in the Company's effective income tax rate.

Comment:

12.   We note your response to prior comment 32 of our letter dated September 27, 2011. In light of the significant amount of operations that occurs outside of the U.S. and the impact on the U.S. tax reconciliation, we reissue a portion of prior comment to include, in addition to your proposed revised disclosure, separate disclosure of pretax income between domestic operations and foreign operations.

Response:

We will revise our disclosure to include separate disclosure of pretax income between domestic operations and foreign operations.  The revised disclosure is as follows:

The provision (benefit) for income taxes from continuing operations consisted of the following:

	2010	2009
Earnings from continuing operations before income taxes
United States	$(2,699,573)
Foreign	4,926,403
Total	$2,226,830

Current tax benefit:
Federal	$-	$-
State	-	-
	-	-
Deferred tax benefit:
Federal	-	-
	$-	$-

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

The tax effect of significant items comprising our net deferred tax assets as of September 30, 2010 and 2009 are as follows:

	2010	2009

Deferred tax assets:
Stock Options	$248,009	$92,372
Federal and state net operating loss carryforwards	1,995,278	1,738,948
Foreign net operating loss carryforwards	371,326	109,157
Other	55,346	526

Gross deferred tax assets	2,669,959	1,941,003
Less: valuation allowance	(2,546,601)	(1,939,166)
Net deferred tax assets	123,358	1,837
Deferred tax liabilities	(123,358)	(1,837)
Net deferred taxes	$(0)	$(0)

At September 30, 2010, the Company had 5,302,362 of net operating loss carryforwards for US federal income tax purposes that expire beginning in 2025.  Due to Internal Revenue Code Section 382 limitations related to the change in ownership of the Company, the utilization of pre-acquisition net operating losses is limited on an annual basis.  The Company had approximately $3,713,258 of foreign net operating loss carryforwards at September 30, 2010.

In assessing the ability to realize the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the period in which these temporary differences become deductible.  Management considers the projected future taxable income and prudent and feasible tax planning strategies in making this assessment.  As of September 30, 2010 and 2009, valuation allowances of 2,546,601 and 1,939,166 have been recorded, respectively.

A reconciliation of U.S. statutory federal income tax rate related to pretax income (loss) from continuing operations to the effective tax rate for the years ended September 30 is as follows:

	2010	2009
Earnings from continuing operations before income taxes
United States	(2,699,573.45)	(875,809)
Foreign	(2,407,156.45)	(1,702,664.35)
Total	(5,106,729.90)	(2,578,473.35)

Statutory rate	35%	-35%
Permanent difference	7%	-
Effect of foreign earnings	-72%	-
Valuation allowance	27%	35%
Other	3%
	0%	0%

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

The Company operates as a US corporation with foreign subsidiaries.  As a result, the Company's expected statutory rate is 35 percent and would apply to its foreign earnings if such amounts were earned in the US.  The Company's foreign earnings were derived principally in Cyprus, which has a tax rate of 10 percent, and in the British Virgin Islands, which does not assess a corporate income tax on earnings.  As a result, the Company's effective rate was reduced significantly by the effect of the Company's foreign earnings.

Under ASC 740, an entity may only recognize or continue to recognize tax positions that meet a more likely than not threshold.  In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based on management's evaluation of the facts, circumstances and information available at the reporting date.  For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recognized the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Company's financial statements. Management believes that the Company has not taken any material tax positions that would be deemed to be uncertain, therefore the Company has not established a liability for uncertain tax positions for the year ended September 30, 2010.

Comment:

Note 14 – Merger, page F-25

13.   We note your response to prior comment 34 of our letter dated September 27, 2011. It appears you have included the convertible preferred stock in your presentation of basic EPS on the face of your financials. Please explain how you determined this was appropriate or revise. Additionally, the convertible preferred shares included in your calculation of diluted EPS appear to have an anti-dilutive effect. Please note including potential common shares in the denominator of a diluted EPS computation will result in an anti-dilutive per-share amount when an entity has a loss from continuing operations. The computation of diluted EPS shall not assume conversion of securities that would have an anti-dilutive effect on EPS. Reference made to FASB ASC 260-10-45.

Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
December 29, 2011

Response:

We will revise the disclosure to exclude the anti-dilutive effects of convertible preferred stock in our presentation of basic and diluted EPS:

*      *      *      *      *

If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Wildman Palmer LLP at (561) 833-7700.

Sincerely,

Mark L. Mroczkowski
Chief Financial Officer

Cc:	Catherine T. Brown, Staff Attorney
Leslie J. Croland, P.A.

Exhibit A

ZEN HOLDING GROUP LIMITED

VOTING AGREEMENT

This voting agreement (the "Agreement") is made and entered into as of this 3rd day of March, 2009, by and among Michael Hansen, ("MH"), and Michel Saouma (the "MS").

Whereas, the parties are the beneficial owners of ZEN HOLDING GROUP LIMITED (the "Company").

Whereas, the parties wish to consolidate voting power.

Now, Therefore, in consideration of these premises, the parties hereto agree as follows:

AGREEMENT

1. Voting.

Notwithstanding the beneficial ownership of the parties and voting regulations set forth in the Memorandum of Association of the Company, MH shall have the full voting power on all matters subject to a shareholders vote according to the Companies Memorandum and Articles of Association. If personal execution is required, MS shall vote upon MH's suggestion.

2. Termination.

This Agreement shall continue in full force and effect from the date hereof until the date as of which the parties hereto terminate this Agreement by written consent.

3. Miscellaneous.

3.1 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the British Virgin Islands.

3.2 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

3.3 Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors and administrators and other legal representatives.

3.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one instrument.

3.5 Waiver. No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

3.6 Entire Agreement. This Agreement and the Exhibits hereto, along with the Purchase Agreement and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

Michael Hansen

Signature: ______________________

Michel Saouma

Signature: ______________________

Exhibit B

MINUTES OF FIRST MEETING

of

DubLI.com LLC

The first meeting of members of the above named Company was held at:

5th May 2006, 11.00 AM in Bayswater, London, United Kingdom

The following Members were present and constituted a quorum:

Michael Brudevold Hansen
Christian Ellingtoft
Preben Vestergaard

The meeting was called to order by Kent Lee Holmstoel as Secretary. Upon motion duly made and seconded that Preben Vestergaard was elected as Chairperson/Operating Manager.

The following resolution was unanimously adopted:

RESOLVED, that the forenamed person be and is hereafter elected to the office set opposite his name his duties and responsibilities fixed by the Operating agreement.

The operating manager of the Company thereupon assumed the chair, and was presented the following:

Copy of the Certificate of Formation
Copy of the proposed Operating agreement/business plan of the Company

RESOLVED, that the Certificate of Formation and the proposed Operating agreement/business plan of the Company hereby are ratified, approved, and adopted by the Members.

The banking arrangements of the Company were then discussed. It was unanimously approved and to be furnished to Preben Vestergaard.

RESOLVED, Preben Vestergaard, manager of the Company be authorised, empowered and directed to take any action to execute and deliver any and all instruments in connection with carrying out financial affairs on behalf of the Company.

The meeting was adjourned.

Members

Secretary

Kent Lee Holmstoel

FROM (THU)MAY 4 2006 11:28/ST.11:24/No.7500000491 P 2

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:34 AM 05/04/2006
FILED 11:34 AM 05/04/2006
SRV 060418276 - 4153725 FILE

CERTIFICATE OF FORMATION

OF

DUBLI.COM LLC

FIRST. The name of the limited liability company is DUBLI.COM LLC.

SECOND. The address of its registered office in the State of Delaware is Trolley Square, Suite 26 C, in the City of Wilmington, County of New Castle. The Registered Agent in charge thereof is Inc. Plan (USA) , located at the same address, as above.

THIRD. The life of the company shall be perpetual.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 4th day of May, A.D. 2006.

Caroline Quigley/ Authorized Person

Memorandum of Association/ Operating Agreement

(By-laws)

of

DUBLI.COM LLC,

a Manager-Managed Limited Liability Company

A. PRELIMINARY PROVISIONS

1. Effective Date

This Operating Agreement of DubLi.com LLC, effective May 4, 2006, is adopted by the members whose signatures appear at the end of this agreement.

2. Formation

This limited liability company (LLC) was formed by filing Articles of Organization, a Certificate of Formation or a similar organizational document with the Delaware LLC filing office on May 4, 2006. Unless a delayed effective date was specified when the Articles, Certificate of Formation or similar document was filed, the legal existence of this LLC commenced on the date of such filing. A copy of this organizational document has been placed in the LLC's records book.

3. Name

The formal name of this LLC is as stated above. However, this LLC may do business under a different name by complying with the state's fictitious or assumed business name statutes and procedures.

4. Registered Office and Registered Agent

The registered office address of this LLC is:
Trolley Square, Suite 26C, Wilmington, Delaware 19806

The registered agent of this LLC is:
Inc. Plan (USA)

The registered agent and/or office of this LLC may be changed from time to time as the members may see fit, by filing a change of registered agent or office statement with the state LLC filing office. It will not be necessary to amend this provision of the Operating Agreement if and when such changes are made.

5. Business Purpose

The specific business purposes and activities contemplated by the founders of this LLC at the time of initial signing of this agreement consist of Internet trading, eCommerce provision of

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Internet software. Additionally this Limited Liability Company may engage in any lawful activity for which a limited liability company may be formed in Delaware.
It is understood that the foregoing statement of powers shall not serve as a limitation on the powers or abilities of this LLC, which shall be permitted to engage in any and all lawful business activities. If this LLC intends to engage in business activities outside the state of its formation that require the qualification of the LLC in other states, it shall obtain such qualification before engaging in such out-of-state activities.

6. Duration of LLC

The duration of this LLC shall be perpetual. This LLC shall terminate when a proposal to dissolve the LLC is adopted by the membership of this LLC or when this LLC is otherwise terminated in accordance with law.

B. MEMBERSHIP PROVISIONS

1. Nonliability of Members

No member of this LLC shall be personally liable for the expenses, debts, obligations or liabilities of the LLC, or for claims made against it.

2. Reimbursement for Organizational Costs

Members shall be reimbursed by the LLC for organizational expenses paid by the members. The LLC shall be authorized to elect to deduct organizational expenses and start-up expenditures ratably over a period of time as permitted by the Internal Revenue Code and as may be advised by the LLC's tax advisor.

3. Management

This LLC shall be managed by a manager or managers appointed by members.

4. Members' Capital Interests

A member's capital interest in this LLC shall be computed as a fraction, the numerator of which is the total of a member's capital account and the denominator of which is the total of all capital accounts of all members. This fraction shall be expressed in this agreement as a percentage, which shall be called each member's "capital interest" in this LLC.

5. Membership Voting

Except as otherwise may be required by the Articles of Organization, Certificate of Formation or a similar organizational document, other provisions of this Operating Agreement, or under the laws of this state, each member shall vote on any matter submitted to the membership for approval by the managers of this LLC in proportion to the member's capital interest in this LLC. Further, unless otherwise stated in another provision of this Operating Agreement, the phrase "majority of members" means a majority of members whose combined capital interests

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in this LLC represent more than 50% of the capital interests of all members in this LLC, and a majority of members, so defined, may approve any item of business brought before the membership for a vote.

6. Compensation

Members shall not be paid as members of the LLC for performing any duties associated with such membership, including management of the LLC. Members may be paid, however, for any services rendered in any other capacity for the LLC, whether as officers, employees, independent contractors or otherwise.

7. Members' Meetings

The LLC shall not provide for regular members' meetings. However, any member may call a meeting by communicating his or her wish to schedule a meeting to all other members. Such notification may be in person or in writing, or by telephone, facsimile machine, or other form of electronic communications reasonably expected to be received by a member, and the other members shall then agree, either personally, in writing, or by telephone, facsimile machine or other form of electronics communication to the member calling the meeting, to meet at a mutually acceptable time and place. Notice of the business to be transacted at the meeting need not be given to members by the member calling the meeting, and any business may be discussed and conducted at the meeting.

If all members cannot attend a meeting, it shall be postponed to a date and time when all members can attend, unless all members who do not attend have agreed in writing to the holding of the meeting without them. If a meeting is postponed, and the postponed meeting cannot be held either because all members do not attend the postponed meeting or the nonattending members have not signed a written consent to allow the postponed meeting to be held without them, a second postponed meeting may be held at a date and time announced at the first postponed meeting. The date and time of the second postponed meeting shall also be communicated to any members not attending the first postponed meeting. The second postponed meeting may be held without the attendance of all members as long as a majority of the capital interests of the membership of this LLC is in attendance at the second postponed meeting. Written notice of the decisions or approvals made at this second postponed meeting shall be mailed or delivered to each nonattending member promptly after the holding of the second postponed meeting.

Written minutes of the discussions and proposals presented at a members' meeting, and the votes taken and matters approved at such meeting, shall be taken by one of the members or a person designated at the meeting. A copy of the minutes of the meeting shall be placed in the LLC's records book after the meeting.

8. Membership Certificates

This LLC shall be authorized to obtain and issue certificates representing or certifying membership interests in this LLC. Each certificate shall show the name of the LLC and the name of the member, and shall state that the person named is a member of the LLC and is entitled to all the rights granted members of the LLC under the Articles of Organization, Certificate of Formation or a similar organizational document, this Operating Agreement, and

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provisions of law. Each membership certificate shall be consecutively numbered and signed by each of the current members of this LLC. The certificates shall include any additional information considered appropriate for inclusion by the members on membership certificates. In addition to the above information, all membership certificates shall bear a prominent legend on their face or reverse side stating or summarizing any transfer restrictions that apply to memberships in this LLC under the Articles of Organization, Certificate of Formation or a similar organizational document and/or this Operating Agreement, and the address where a member may obtain a copy of these restrictions upon request from this LLC.
The records book of this LLC shall contain a list of the names and addresses of all persons to whom certificates have been issued, show the date of issuance of each certificate, and record the date of all cancellations or transfers of membership certificates by members or the LLC.

9. Other Business by Members

Each member shall agree not to own an interest in, manage or work for another business, enterprise or endeavor, if such ownership or activities would compete with this LLC's business goals, mission, profitability or productivity, or would diminish or impair the member's ability to provide maximum effort and performance in accomplishing the business objectives and, if applicable, managing the business of this LLC.

10. Admission of New Members

Except as otherwise provided in this agreement, a person or entity shall not be admitted into membership in this LLC unless each member consents in writing to the admission of the new member. The admission of new members into this LLC who have been transferred, or wish to be transferred, a membership interest in this LLC by an existing member of this LLC is covered by separate provisions in this Operating Agreement.

C. Tax and Financial Provisions

1. Tax Classification of LLC

The members of this LLC intend that this LLC be initially classified as a corporation for federal and, if applicable, state income tax purposes. It is understood that all members may agree to change the tax treatment of this LLC by signing, or authorizing the signature of, IRS Form 8832, Entity Classification Election, and filing it with the IRS and, if applicable, the state tax department within the prescribed time limits.

2. Tax Year and Accounting Method

The tax year of this LLC shall end on the last day of the month of December. The LLC shall use the cash method of accounting. Both the tax year and the accounting period of the LLC may be changed with the consent of all members if the LLC qualifies for such change, and may be effected by the filing of appropriate forms with the IRS and state tax offices.

3. Tax Matters Partner

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If required under Internal Revenue Code provisions or regulations, this LLC shall designate from among its members a "tax matters partner" in accordance with Internal Revenue Code Section 6231(a)(7) and corresponding regulations, who will fulfill this role by being the spokesperson for the LLC in dealings with the IRS as required under the Internal Revenue Code and Regulations, and who will report to the members on the progress and outcome of these dealings.

4. Annual Income Tax Returns and Reports

Within 60 days after the end of each tax year of the LLC, a copy of the LLC's state and federal income tax returns for the preceding tax year shall be mailed or otherwise provided to each member of the LLC, together with any additional information and forms necessary for each member to complete his or her individual state and federal income tax returns. This additional information shall include a federal (and, if applicable, state) Form K-1 (Form 1065—Partner's Share of Income, Credits, Deductions) or equivalent income tax reporting form, as well as a financial report, which shall include a balance sheet and profit and loss statement for the prior tax year of the LLC.

5. Bank Accounts

The LLC shall designate one or more banks or other institutions for the deposit of the funds of the LLC, and shall establish savings, checking, investment and other such accounts as are reasonable and necessary for its business and investments. An authorized person shall be designated with the consent of all members to deposit and withdraw funds of the LLC, and to direct the investment of funds from, into and among such accounts. The funds of the LLC, however and wherever deposited or invested, shall not be commingled with the personal funds of any members of the LLC.

6. Title to Assets

All personal and real property of this LLC shall be held in the name of the LLC, not in the names of individual members.

D. CAPITAL PROVISIONS

1. Capital Contributions by Members

Members shall make the following contributions of cash, property or services to the LLC, on or by specified dates, as shown next to each member's name below. The fair market values of items of property or services as agreed between the LLC and the contributing member are also shown below.

Name of Member: **Michael Brudevold Hansen**
Ownership interest: 96.00 %
Description of Payment: cash
Value of Capital Payment: $1,440
Date of Payment: May 4, 2006

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Name of Member: **Christian Ellentoft**
Ownership interest: 2.00%
Description of Payment: cash
Value of Capital Payment: $30
Date of Payment: May 4, 2006

Name of Member: **Preben Westergaard**
Ownership Interest: 2.00%
Description of Payment: cash
Value of Capital Payment: $30
Date of Payment: May 4, 2006

2. Additional Contributions by Members

The members may agree, from time to time by unanimous vote, to require the payment of additional capital contributions by the members, on or by a mutually agreeable date.

3. Failure to Make Contributions

If a member fails to make a required capital contribution within the time agreed for a member's contribution, the remaining members may, by unanimous vote, agree to reschedule the time for payment of the capital contribution by the late-paying member, setting any additional repayment terms, such as a late payment penalty, rate of interest to be applied to the unpaid balance, or other monetary amount to be paid by the delinquent member, as the remaining members decide. Alternatively, the remaining members may, by unanimous vote, agree to cancel the membership of the delinquent member, provided any prior partial payments of capital made by the delinquent member are refunded promptly by the LLC to the member after the decision is made to terminate the membership of the delinquent member.

4. No Interest on Capital Contributions

No interest shall be paid on funds or property contributed as capital to this LLC, or on funds reflected in the capital accounts of the members.

5. Capital Account Bookkeeping

A capital account shall be set up and maintained on the books of the LLC for each member. It shall reflect each member's capital contribution to the LLC, increased by each member's share of profits in the LLC, decreased by each member's share of losses and expenses of the LLC, and adjusted as required in accordance with applicable provisions of the Internal Revenue Code and corresponding income tax regulations.

6. Consent to Capital Contribution Withdrawals and Distributions

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Members shall not be allowed to withdraw any part of their capital contributions or to receive distributions, whether in property or cash, except as otherwise allowed by this agreement and, in any case, only if such withdrawal is made with the written consent of all members.

7. *Allocations of Profits and Losses*

Except as otherwise provided in the Articles of Organization, Certificate of Formation or a similar organizational document, or this Operating Agreement, no member shall be given priority or preference with respect to other members in obtaining a return of capital contributions, distributions or allocations of the income, gains, losses, deductions, credits or other items of the LLC. Except as otherwise provided in the Articles of Organization, Certificate of Formation or a similar organizational document, or this Operating Agreement, the profits and losses of the LLC, and all items of its income, gain, loss, deduction and credit shall be allocated to members according to each member's capital interest in this LLC.

8. *Allocation and Distribution of Cash to Members*

Cash from LLC business operations, as well as cash from a sale or other disposition of LLC capital assets, may be allocated and distributed from time to time to members in accordance with each member's capital interest in the LLC, as may be decided by a unanimous vote of the members.

9. *Allocation of Noncash Distributions*

If proceeds consist of property other than cash, the members shall decide the value of the property and allocate such value among the members in accordance with each member's capital interest in the LLC. If such noncash proceeds are later reduced to cash, such cash may be distributed among the members according to the distribution cash allocations provisions in this agreement.

10. *Allocation and Distribution of Liquidation Proceeds*

Regardless of any other provision in this agreement, if there is a distribution in liquidation of this LLC, or when any member's interest is liquidated, all items of income and loss shall be allocated to the members' capital accounts, and all appropriate credits and deductions shall then be made to these capital accounts before any final distribution is made. A final distribution shall be made to members only to the extent of, and in proportion to, any positive balance in each member's capital account.

E. Membership Withdrawal and Transfer Provisions

1. *Withdrawal of Members*

A member may withdraw from this LLC by giving written notice to all other members at least 30 days before the date the withdrawal is to be effective. In the event of such withdrawal, the LLC shall pay the departing member the fair value of his or her LLC interest, less any amounts owed by the member to the LLC. The departing and remaining members shall agree at the time

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of departure on the fair value of the departing member's interest and the schedule of payments to be made by the LLC to the departing member, who shall receive payment for his or her interest within a reasonable time after departure from the LLC. If the departing and remaining members cannot agree on the value of departing member's interest, they shall select an appraiser, who shall determine the current value of the departing member's interest. This appraised amount shall be fair value of the departing member's interest, and shall form the basis of the amount to be paid to the departing member.

2. *Restrictions on the Transfer of Membership*

Notwithstanding any other provision of this agreement, a member shall not transfer his or her membership in the LLC unless all of the nontransferring LLC members first agree in writing to approve the admission of the transferee into this LLC. Further, no member may encumber a part or all of his or her membership in the LLC by mortgage, pledge, granting of a security interest, lien or otherwise, unless the encumbrance has first been approved in writing by all other members of the LLC.

Notwithstanding the above provision, any member shall be allowed to assign an economic interest in his or her membership to another person without the approval of the other members. Such an assignment shall not include a transfer of the member's voting or management rights in this LLC, and the assignee shall not become a member of the LLC.

F. DISSOLUTION PROVISIONS

1. *Events That Trigger Dissolution of the LLC*

The following events shall trigger dissolution of the LLC, except as provided:

a. **Dissociation of a Member.** The dissociation of a member, which means the death, incapacity, bankruptcy, retirement, resignation or expulsion of a member, or any other event that terminates the continued membership of a member shall cause a dissolution of this LLC only if and as provided below:

1. **If a vote must be taken under state law to avoid dissolution.** If, under provisions of state law, a vote of the remaining LLC members is required to continue the existence of this LLC after the dissociation of a member, the remaining members shall affirmatively vote to continue the existence of this LLC within the period, and by the number of votes of remaining members, that may be required under such provisions. If such a vote is required, but the period or number of votes requirement is not specified under such provisions, all remaining members must affirmatively vote to a continuation of this LLC within 90 days from the date of the date of dissociation of the member. If the affirmative vote of the remaining members is not obtained under this provision, this LLC shall dissolve under the appropriate procedures specified under state law.

2. **If a vote is not required under state law to avoid dissolution.** If provisions of state law do not require such a vote of remaining members to continue the existence and/or business of the LLC after the dissociation of a member, and/or allow the provisions of this Operating Agreement to take precedence over state law provisions relating to the continuance of the LLC following the dissociation of a member, then this LLC shall continue its existence and business following such dissociation of a member without the necessity of taking a vote of the remaining members. Notwithstanding the above, if the LLC is left with fewer members than

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required under state law for the operation of an LLC following the dissociation of a member of this LLC, the LLC shall elect or appoint a member in accordance with any provisions of state law regarding such election or appointment. If such election or appointment is not made within the time period specified under state law, or, if no time period is specified under state law and the LLC makes no election or appointment within 90 days following the date of dissociation of the member, this LLC shall dissolve under the appropriate procedures specified under state law.

b. Expiration of LLC Term. The expiration of the term of existence of the LLC if such term is specified in the Articles of Organization, Certificate of Formation or a similar organizational document, or this Operating Agreement, shall cause the dissolution of this LLC.

c. Written Agreement to Dissolve. The written agreement of all members to dissolve the LLC shall cause dissolution of this LLC.

d. Entry of Decree. The entry of a decree of dissolution of the LLC under state law shall cause dissolution of this LLC.

If the LLC is to dissolve according to any of the above provisions, the members and, if applicable, managers, shall wind up the affairs of the LLC, and take other actions appropriate to complete dissolution of the LLC in accordance with applicable provisions of state law.

G. General Provisions

1. Officers

The LLC may designate one or more officers, such as a President, Vice President, Secretary and Treasurer. Persons who fill these positions need not be members of the LLC. Such positions may be compensated or noncompensated according to the nature and extent of the services rendered for the LLC as a part of the duties of each office. Ministerial services only as a part of any officer position will normally not be compensated, such as the performance of officer duties specified in this agreement, but any officer may be reimbursed by the LLC for out-of-pocket expenses paid by the officer in carrying out the duties of his or her office.

2. Records

The LLC shall keep at its principal business address a copy of all proceedings of membership meetings, as well as books of account of the LLC's financial transactions. A list of the names and addresses of the current membership of the LLC also shall be maintained at this address, with notations on any transfers of members' interests to nonmembers or persons being admitted into membership in the LLC.

Copies of the LLC's Articles of Organization, Certificate of Formation or a similar organizational document, a signed copy of this Operating Agreement, and the LLC's tax returns for the preceding three tax years shall be kept at the principal business address of the LLC. A statement also shall be kept at this address containing any of the following information that is applicable to this LLC:

- the amount of cash or a description and value of property contributed or agreed to be contributed as capital to the LLC by each member;
- a schedule showing when any additional capital contributions are to be made by members to this LLC;
- a statement or schedule, if appropriate, showing the rights of members to receive distributions representing a return of part or all of members' capital contributions; and

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- a description of events, or the date, when the legal existence of the LLC will terminate under provisions in the LLC's Articles of Organization, Certificate of Formation or a similar organizational document, or this Operating Agreement.

If one or more of the above items is included or listed in this Operating Agreement, it will be sufficient to keep a copy of this agreement at the principal business address of the LLC without having to prepare and keep a separate record of such item or items at this address.

Any member may inspect any and all records maintained by the LLC upon reasonable notice to the LLC. Copying of the LLC's records by members is allowed, but copying costs shall be paid for by the requesting member.

3. *All Necessary Acts*

The members and officers of this LLC are authorized to perform all acts necessary to perfect the organization of this LLC and to carry out its business operations expeditiously and efficiently. The Secretary of the LLC, or other officers, or all members of the LLC, may certify to other businesses, financial institutions and individuals as to the authority of one or more members or officers of this LLC to transact specific items of business on behalf of the LLC.

4. *Mediation and Arbitration of Disputes among Members*

In any dispute over the provisions of this Operating Agreement and in other disputes among the members, if the members cannot resolve the dispute to their mutual satisfaction, the matter shall be submitted to mediation. The terms and procedure for mediation shall be arranged by the parties to the dispute.

If good-faith mediation of a dispute proves impossible or if an agreed-upon mediation outcome cannot be obtained by the members who are parties to the dispute, the dispute may be submitted to arbitration in accordance with the rules of the American Arbitration Association. Any party may commence arbitration of the dispute by sending a written request for arbitration to all other parties to the dispute. The request shall state the nature of the dispute to be resolved by arbitration, and, if all parties to the dispute agree to arbitration, arbitration shall be commenced as soon as practical after such parties receive a copy of the written request.

All parties shall initially share the cost of arbitration, but the prevailing party or parties may be awarded attorney fees, costs and other expenses of arbitration. All arbitration decisions shall be final, binding and conclusive on all the parties to arbitration, and legal judgment may be entered based upon such decision in accordance with applicable law in any court having jurisdiction to do so.

5. *Entire Agreement*

This Operating Agreement represents the entire agreement among the members of this LLC, and it shall not be amended, modified or replaced except by a written instrument executed by all the parties to this agreement who are current members of this LLC as well as any and all additional parties who became members of this LLC after the adoption of this agreement. This agreement replaces and supersedes all prior written and oral agreements among any and all members of this LLC.

6. *Severability*

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If any provision of this agreement is determined by a court or arbitrator to be invalid, unenforceable or otherwise ineffective, that provision shall be severed from the rest of this agreement, and the remaining provisions shall remain in effect and enforceable.

H. SIGNATURE OF MEMBERS

1. Execution of Agreement

In witness whereof, the members of this LLC sign and adopt this agreement as the Operating Agreement of this LLC.

Date: May 4, 2006

Signature: ___________________________
Michael Brudevold Hansen, Member

Signature: ___________________________
Christian Ellentoft, Member

Signature: ___________________________
Preben Westergaard, Member

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Amendment to the

Memorandum of Association/ Operating Agreement

(By-laws)

of

DUBLI.COM LLC

Membership Provision B., Paragraph 5, Membership Voting is hereby amended to read as follows:

B. MEMBERSHIP PROVISIONS

5. Membership Voting

Except as otherwise may be required by the Articles of Organization, Certificate of Formation or a similar organizational document, other provisions of this Operating Agreement, or under the laws of this state, each Voting Member shall vote on any matter submitted to the membership for approval by the managers of this LLC in proportion to the member's voting interest in this LLC. Further, unless otherwise stated in another provision of this Operating Agreement, the phrase "majority of members" means a majority of Voting Members whose combined voting interests in this LLC represent more than 50% of the voting interests of the Voting Members in this LLC, and a majority of members, so defined, may approve any item of business brought before the membership for a vote.

"Voting Member" shall refer severally to any person named as a Member in this Agreement in Provision D. Capital Provisions, Paragraph 1. Capital Contributions by Members.

"Non-Voting Member" shall refer severally to any Member not identified as a Member in this Agreement in Provision D. Capital Provisions, Paragraph 1. Capital Contributions by Members.

SIGNATURE OF MEMBERS

1. Execution of Amendment

In witness whereof, the members of this LLC sign and adopt this amendment of the Operating Agreement of this LLC.

Date: May 5, 2006

Signature: ______________________

Michael Brudevold Hansen, Voting Member

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